UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER 000-25485
CUSIP NUMBER

  FORM 12b-25

  NOTIFICATION OF LATE FILING

(Check one):	Form 10-K [ ]	Form 20-F [ ]	Form 11-K [ ]	Form 10-Q [X]	Form 10-D [ ]
	Form N-SAR [ ]	Form N-CSR [ ]

For Period Ended:  March 31, 2010

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form 10-D

[  ] Transition Report on Form N-SAR

[  ] Transition Report on Form N-CSR

For the Transition Period Ended:_________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________

PART I – REGISTRANT INFORMATION

PTS, INC.

(Full Name of Registrant)

Former Name if Applicable: N/A

3355 Spring Mountain Road, Suite 66

Address of Principal Executive Offices (Street and Number)

Las Vegas, Nevada  89102

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PTS, Inc. did not provide its auditors with all of the information necessary for the auditors to complete the review of the financial statements prior to the date on which the Form 10-Q was required to be filed.  In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Report will be filed no later than the fifth calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Marc Pintar	(702)	997-3347
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X ] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s quarter ended March 31, 2010 operating results are not comparable to the prior year as the Company undertook reorganization and restructuring efforts during the quarter ended March 31, 2010 which resulted in the divestiture of the Company’s interest in Disability Access Corporation and in Disability Access Consultants Inc. through an exchange agreement with the Company’s former CEO Peter Chin.

PTS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2010
	By:	/s/ Marc Pintar
Marc Pintar Interim Chief Executive Officer